UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline Ltd. (the "Company") dated May 31, 2016, reporting results for the first quarter and the three months ended March 31, 2016.

This Report on Form 6-K, except for the sections entitled "Robert Hvide Macleod, Chief Executive Officer of Frontline Management AS commented" and "Inger M. Klemp, Chief Financial Officer of Frontline Management AS, added," is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-204884), which was declared effective by the Securities and Exchange Commission on June 19, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: June 1, 2016	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE LTD. REPORTS RESULTS FOR THE FIRST QUARTER 2016

Frontline Ltd. (the "Company" or "Frontline"), today reported unaudited results for the three months ended March 31, 2016:

Highlights

•	Achieved net income attributable to the Company of $78.9 million, or $0.50 per share, for the first quarter of 2016.
•	Announces a cash dividend of $0.40 per share for the first quarter of 2016.
•	Obtained commitments for up to $603.4 million of new financing in May 2016 comprising of $328.4 million in bank financing for eight newbuilding contracts and a senior unsecured facility of up to 275.0 million from a company affiliated with our largest shareholder, Hemen Holding Ltd.
•	Took delivery of four LR2 tanker newbuildings in the first quarter and one LR2 tanker newbuilding in May 2016.

Robert Hvide Macleod, Chief Executive Officer of Frontline Management AS commented:

"We are very pleased to report yet another strong quarter with net income attributable to the Company of $78.9 million or $0.50 per share. Significantly, this was Frontline's first full quarter following its merger with Frontline 2012 Ltd. Our performance, particularly in the VLCC segment was strong, despite some market weakness in February and March.

The average daily time charter equivalents ("TCE") earned by Frontline in the first quarter were strong across all segment classes, as shown below:

Average daily time charter equivalents ("TCEs")
($ per day)	Spot and time charter		Spot		Spot Guidance	% covered	Estimated average daily BE rates
	Q1 2016	Q4 2015	Q1 2016	Q4 2015	Q2 2016		2016
VLCC	65 400	57 700	70 200	62 700	52 000	83%	22 500
SMAX	32 000	38 400	33 400	42 000	27 000	90%	17 900
LR2	24 700	25 500	24 800	37 600	24 000	77%	15 300
MR	19 800	19 300	20 300	19 700	16 200	82%	14 000

We are also encouraged that our newbuilding program is proceeding according to schedule. Five LR2 tankers from our newbuilding fleet have been delivered thus far in 2016.  An additional six newbuilding deliveries are expected in 2016, and the final 17 newbuilding vessels are expected to be delivered in 2017.  Notably, our newbuilding program includes nine LR2 tankers, excluding the five that were already delivered in 2016.  These vessels have the capability to transport both crude and refined products, and while our primary focus has always been on the transportation of crude oil, our increasingly diversified fleet also provides us leverage to create value in refined product trades and helps to maximize our chartering strategy."

Inger M. Klemp, Chief Financial Officer of Frontline Management AS, added:

"We are very pleased to have secured a commitment for up to $275 million in additional debt financing from a company affiliated with Hemen Holding Ltd. The loan will be used to part finance the Company's current newbuilding program and potential acquisitions. In addition, we have received a commitment for up to $328 million from China Exim Bank to finance eight newbuilding contracts, as well as a term sheet for up to $325 million to finance further eight newbuilding contracts. Based on cash on hand, committed and assumed debt financing we are confident that the current newbuilding program will be fully funded, as well as leaving flexibility for further growth."

The Fleet

As of March 31, 2016, the Company's fleet consisted of 83 vessels, including newbuildings, with an aggregate capacity of approximately 15 million dwt. The Company's fleet consists of:

(i)	28 vessels owned by the Company (six VLCCs, eight Suezmax tankers, six MR tankers and eight LR2 tankers);
(ii)	14 vessels that are under capital leases (12 VLCCs and two Suezmax tankers);
(iii)	one VLCC that is recorded as an investment in finance lease;
(iv)	four vessels chartered-in for periods of 12 months including extension options (two VLCCs and two Suezmax tankers);
(v)	one VLCC where the cost/revenue is split 50/50 with a third party;
(vi)	three MR and three LR2 product tankers that are chartered-in on short term time charters with a remaining duration of less than one year with options to extend;
(vii)	five vessels that are under the Company's commercial management (two Suezmax tankers and three product/crude oil tankers); and
(viii)	24 newbuildings, comprised of six VLCCs, eight Suezmax tankers and 10 LR2 tankers.

As of March 31, 2016, the Company had entered into the following time charter-out contracts:

(i)	three VLCCs built 1998/1999 at an average rate of $43,000 per day, expiry Q2 2016;
(ii)	two Suezmaxes built 1997/1998 at an average rate of $28,000 per day, expiry Q2/Q3 2016;
(iii)	two Suezmaxes built 2010 at $28,000 per day, with 50% profit share, expiry Q2 2016;
(iv)	one Suezmax built 2010 at $33,500 per day, expiry Q4 2017;
(v)	three LR2 tankers at an average rate of $25,000 per day, expiry Q2 2016;
(vi)	five LR2 tankers at an average rate of $27,600, expiry Q1 2018;
(vii)	one Suezmax tanker with a base rate of $30,000 per day for the first year and $27,000 per day for the second year with a profit share arrangement, expiry Q1 2018. The agreement is index-linked;
(viii)	one VLCC built 2001 at $46,750 per day, expiry Q1 2017.

In May 2016, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built VLCC Front Vanguard. We expect the vessel to cease operating as a conventional tanker and the charter with Ship Finance is expected to terminate in the second quarter of 2016.

Newbuilding Program

In the first quarter of 2016, the Company took delivery of four LR2 tanker newbuildings, the Front Ocelot, the Front Cheetah, the Front Cougar and the Front Lynx.

As of March 31, 2016, the Company's newbuilding program comprised 10 LR2 tankers, six VLCCs and eight Suezmax tanker newbuildings to be delivered in the period 2016-2017. As of March 31, 2016, total instalments of $219 million had been paid and the remaining commitments for these newbuilding contracts amounted to $1,292.9 million with $527.6 million payable in 2016 and $765.2 million payable in 2017. Seven vessels are expected to be delivered in 2016 and 17 vessels in 2017.

On May 27, 2016, STX Offshore & Shipbuilding Co., Ltd. ("STX") ship yard applied for court receivership. Frontline has ordered four VLCC newbuildings at STX for delivery in 2017. Frontline has refund guarantees in place from first class banks and the remaining commitments total $319 million. The Company is following the situation carefully and has commenced discussions with STX.

In May 2016, the Company took delivery of one LR2 tanker newbuilding, the Front Leopard.

In May 2016, the Company secured a commitment for a senior secured term loan facility in an amount of up to $328.4 million with China Exim Bank. The facility matures in 2029, carries an interest rate of LIBOR plus a margin in line with Frontline's existing loan facilities and has an amortization profile of 18 years. It will be used to finance eight of our newbuildings and will be secured by four Suezmax tankers and four LR2 tankers.  The financing is subject to final documentation.

The Company has also received a term sheet and is in the process of obtaining a commitment for a second facility with China Exim Bank in an amount of up to $324.6 million. It matures in 2033 and has an amortization profile of 15 years. This facility is insured by SinoSure, will be used to finance eight of our newbuildings and will be secured by four Suezmax tankers and four LR2 tankers.

The Company believes these terms are highly attractive and indicative of our strong long term relationship with China Exim Bank.

The Company has thus far obtained commitments for up to $394.4 million of bank debt financing for six LR2 tankers and four Suezmax tankers and is in the process of obtaining further commitments for up to $324.6 million for four LR2 tankers and four Suezmax tankers. Assuming we receive commitment for a further $324.6 million of bank debt financing, the remaining unfinanced instalments for our newbuildings will be $573.9 million.  Assuming bank debt on the six VLCC newbuilding contracts in the amount of 60% of contract values the remaining funding need of the remaining capex is approximately $237 million as outlined in below table:

Newbuildings (in $ million)	Remaining capex			Bank debt (commitment up to)	Remaining funding need
	2 016	2017	total
2 Cosco LR2 tankers	72	0	72	66	6
4 NT LR2 + 4 NT Smax tankers	249	84	333	328	5
4 NT LR2 + 4 NT Smax tankers	105	286	391	325	67
2 JMU VLCCs, *)	20	158	177	118	59
4 STX VLCCs, *)	82	237	319	219	100
Sum	528	765	1 293	1 056	237

In May 2016, the Company agreed to enter into a senior unsecured loan facility of up to $275.0 million facility with an affiliate of Hemen Holding Ltd., the Company's largest shareholder. The loan will carry an interest rate of 625 bps. The loan will be used to part finance the Company's current newbuilding program, partially finance potential acquisitions of newbuildings or vessels on the water and for general corporate purposes. The financing is subject to final documentation. Independent directors made a determination that terms of the loan are fair.

Based on committed and assumed bank debt of up to $1,056 million, Frontline needs further $237 million to secure delivery of its current newbuilding program. The actual funding need might be higher or lower depending on development in bank market and market values. With the new unsecured loan of up to $275 million and cash on hand adjusted for cash balances required to be maintained by the financial covenants in our loan facilities and cash balances required to be maintained by our vessel leasing agreements with Ship Finance, which totals $74.1 million as per March 31, 2016, the Company believes it should be in a good position to both take delivery of the current newbuildings and also have financial capacity to secure further growth.

Corporate update

The Company announces a cash dividend for the first quarter of 2016 of $0.40 per share versus an adjusted earnings for non recurring items of $0.57 per share. The Board has decided to reserve approximately $0.17 of the adjusted earnings per share to partially finance potential acquisitions of newbuildings or vessels on the water.  The Company believes there are attractive investment opportunities in today's market where asset values seems dis-connected from the earnings power of vessels on water. We have been consistently looking for ways to increase Frontline's exposure to the tanker market over the past several months and are now in the final stage of concluding acquisitions which we expect to announce in the near future.

The record date for the dividend is June 13, 2016. The ex dividend date is June 9, 2016 for shares listed on the New York Stock Exchange and June 10, 2016 for shares listed on the Oslo Stock Exchange, respectively and the dividend will be paid on or about June 20, 2016.

A resolution was approved at the Company's Special Meeting of Shareholders on January 29, 2016 to effect a capital reorganization, with effect from February 3, 2016, for a 1-for-5 reverse stock split of the Company's ordinary shares and to reduce the Company's authorized share capital from $1,000,000,000 divided into 1,000,000,000 shares of $1.00 par value each to $500,000,000 divided into 500,000,000 shares of $1.00 par value each, of which 156,386,506 shares of $1.00 par value each are in issue and fully paid or credited as fully paid.

156,386,506 ordinary shares were outstanding as of March 31, 2016, and the weighted average number of shares outstanding for the quarter was 156,386,506.

First Quarter 2016 Results

The Company generated net income attributable to the Company of $78.9 million, or $0.50 per share in the first quarter.

Total operating expenses of $124.3 million in the first quarter were higher than the previous quarter due to the significant increase in the fleet size as a result of the merger, which impacted the entire first quarter compared with only one month of impact in the previous quarter. In addition, one vessel was dry docked in the first quarter compared with no vessels in the previous quarter.

Contingent rental income in the first quarter relates to the 14 charter party contracts with Ship Finance and is due to the fact that the actual profit share arising in the first quarter of $24.7 million was $3.4 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the merger with Frontline 2012.

In May 2016, the Company estimates that average daily cash breakeven rates for the remainder of 2016 will be approximately $22,500, $17,900, $15,300 and $14,000 for its owned and leased VLCCs, Suezmax tankers, LR2 tankers and MR product tankers, respectively. The Company believes these rates are highly competitive.

Strategy and Market Outlook

Record crude production and oil prices, which are expected to be relatively low, coupled with steadily increasing demand for crude oil, have significantly tightened the crude tanker market and continued to generate strong freight rates.  Frontline outperformed the market in the first quarter, which saw periods of significant strength and the market continued to show high levels of volatility. As we are now well into the second quarter earnings have softened, but we expect forward tanker demand to be strong.

Crude oil demand continues to increase from China and India.  Notably, in April, China imported 7.96 mbpd of crude oil, and Chinese crude oil imports rose 11.8% over the first four months of 2016 compared to the same period in 2015.  Incremental demand is being generated by Chinese teapot refineries, a trend that is expected to continue in the coming months, according to IEA forecasts. Growing Chinese car sales and healthy refinery margins have also been a positive for the product tanker market. In addition, increasing near-term OPEC supply and declining US production supports tanker demand by increasing voyage lengths, which has the effect of reducing available supply.

The Company believes the primary downside risk for tanker demand relates to decreasing global oil production. Rising oil prices is another factor which can affect our markets negatively through a fall in oil demand and rising fuel cost for our vessels. Specifically, a decline in non OPEC and non US production also has the potential to negatively affect tanker demand. We believe that it is unlikely that OPEC will cut production as Iranian production is increasing and Saudi Arabia has indicated an unwillingness to reduce production. A fall in US production we see as likely and as a positive for the tanker market. However, recent supply disruptions in West Africa remind us that crude tanker demand is always susceptible to unforeseen circumstances.

Newbuilding deliveries are accelerating, particularly in the second half of 2016 and into 2017. We believe steady demand growth and increasing discrimination against older vessels may help absorb these deliveries. Thus far in 2016, 17 VLCCs have been added to the global fleet without a noticeable impact, but the number of vessels due to be delivered in the next 18 months remains substantial.  There has been a noteworthy absence of new orders placed in 2016.  We expect that constraints in debt financing will continue to restrict newbuilding orders. Shipyards are also under pressure to restructure and a reduction of capacity at certain yards is expected. In our opinion these factors support a positive long-term outlook for the tanker sector. All factors considered we believe in a healthy tanker market with only modest decrease in utilization in the near term.

Frontline is in a unique position to take advantage of a strong tanker market.  Due to the size and diversity of our fleet, as well as our very low cash breakeven rates, we believe we will continue to generate solid high returns for our shareholders.  We have a long track record of doing so, and we seek to carry on that tradition as we increase our leadership role in the market.

Conference Call and Webcast

On May 31, 2016 at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

International Dial-In/UK Local	+44(0)20 3427 1919
Norway Toll Free	800 56053
UK Toll Free	0800 279 4841
USA Toll Free	1877 280 1254
USA Local	+1212 444 0895
Conference ID	8436723

Presentation materials and a webcast of the conference call may be accessed on the Company's website, www.frontline.bm, under the 'Webcast' link.

A replay of the conference call will be available for seven days following the live call. The following numbers may be used to access the telephonic replay:

Replay Access Number	8436723
International Dial-In/UK Local	+44 (0)20 3427 0598
Norway Dial-In	+47 2100 0498
USA Local	+1 347 366 9565

Participant information required: Full name & company

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words, such as, but not limited to "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although Frontline believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the control of Frontline, Frontline cannot assure you that they will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and Frontline disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
May 30, 2016

Questions should be directed to:

Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
+47 23 11 40 84
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED INCOME STATEMENT (in thousands of $)	2016 Jan-Mar	2015 Jan-Mar	2015 Jan-Dec
Total operating revenues	227,103	93,518	458,934

Gain on cancellation and sale of newbuilding contracts	-	20,926	108,923

Voyage expenses and commission	35,525	25,707	109,706
Contingent rental income	(3,386)	-	-
Ship operating expenses	29,458	12,607	64,357
Charter hire expenses	14,052	6,466	43,387
Administrative expenses	10,773	1,294	10,582
Depreciation	37,907	8,821	52,607
Total operating expenses	124,329	54,895	280,639
Net operating income	102,774	59,549	287,218
Interest income	87	5	47
Interest expense	(13,944)	(2,462)	(17,621)
Share in results of associated companies	-	2,727	2,727
Impairment loss on shares	(2,351)	-	(10,507)
Foreign currency exchange gain	338	20	134
Mark to market loss on derivatives	(8,050)	(3,444)	(6,782)
Other non-operating items	174	(92)	320
Net income before income taxes and non-controlling interest	79,028	56,303	255,536
Income tax expense	(50)	-	(150)
Net income from continuing operations	78,978	56,303	255,386
Net loss from discontinued operations	-	(75,570)	(131,006)
Net income (loss)	78,978	(19,267)	124,380
Net (income) loss attributable to non-controlling interest	(72)	30,305	30,244
Net income attributable to the Company	78,906	11,038	154,624

Basic and diluted earnings per share attributable to the Company from continuing operations ($)	0.50	0.48	2.13
Basic and diluted loss per share attributable to the Company from discontinued operations ($)	-	(0.39)	(0.84)
Basic and diluted earnings per share attributable to the Company ($)	0.50	0.09	1.29

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (in thousands of $)	2016 Jan-Mar	2015 Jan-Mar	2015 Jan-Dec

Net income (loss)	78,978	(19,267)	124,380
Unrealized losses from marketable securities	(3,047)	(34)	(213)
Foreign exchange losses	(131)	-	(170)
Other comprehensive loss	(3,178)	(34)	(383)
Comprehensive income (loss)	75,800	(19,301)	123,997

Comprehensive income (loss) attributable to non-controlling interest	72	(30,305)	(30,244)
Comprehensive income attributable to the Company	75,728	11,004	154,241
Comprehensive income (loss)	75,800	(19,301)	123,997

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	Mar 31 2016	Mar 31 2015	Dec 31 2015
ASSETS
Short term
Cash and cash equivalents	271,632	111,865	264,524
Restricted cash	694	22,050	368
Marketable securities	8,453	1,564	13,853
Other current assets	165,173	75,060	188,720
Long term
Newbuildings	242,583	222,912	266,233
Vessels and equipment, net	1,358,587	1,042,742	1,189,198
Vessels under capital lease, net	668,822	-	694,226
Investment in associated companies	-	387,499	-
Investment in finance lease	38,297	-	40,656
Goodwill	225,272	-	225,273
Other long-term assets	-	-	417
Total assets	2,979,513	1,863,692	2,883,468

LIABILITIES AND EQUITY
Short term liabilities
Short term debt	64,120	50,408	57,575
Current portion of obligations under capital lease	70,464	-	89,798
Other current liabilities	91,921	130,948	94,663
Long term liabilities
Long term debt	851,605	576,754	745,695
Obligations under capital lease	431,296	-	446,553
Other long-term liabilities	2,911	-	2,841
Commitments and contingencies
Equity
Frontline Ltd. equity	1,467,063	1,105,582	1,446,282
Non-controlling interest	133	-	61
Total equity	1,467,196	1,105,582	1,446,343
Total liabilities and equity	2,979,513	1,863,692	2,883,468

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands of $)	2016 Jan-Mar	2015 Jan-Mar	2015 Jan-Dec
OPERATING ACTIVITIES
Net income (loss)	78,978	(19,267)	124,380
Net loss from discontinued operations	-	75,570	131,006
Net income from continuing operations	78,978	56,303	255,386
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:
Depreciation and amortization of deferred charges	38,060	9,110	54,524
Gain on cancellation and sale of newbuilding contracts	-	(20,926)	(108,923)
Share of results from associated companies	-	(2,727)	(2,727)
Amortization of time charter contract value	(3,824)	696	816
Contingent rental income	(3,386)	-	-

Impairment loss on shares	2,351	-	10,507
Mark to market loss on derivatives	6,485	2,627	3,618
Dividends received from Avance Gas	-	4,101	4,101
Other, net	(1,304)	(30)	1,015
Change in operating assets and liabilities	4,108	6,900	(4,561)
Cash used in operating activities of discontinued operations	-	(6,410)	(6,410)
Net cash provided by operating activities	121,468	49,644	207,346

INVESTING ACTIVITIES
Refund of newbuilding installments and interest	-	7,586	58,793
Additions to newbuildings, vessels and equipment	(161,353)	(320,744)	(786,772)
Change in restricted cash	(326)	13,750	35,713
Finance lease payments received	2,280	-	-
Sale of fixed assets	-	114,013	456,366
Cash acquired on reverse business acquisition	-	-	87,443
Cash used in investing activities of discontinued operations	-	(305,154)	(310,822)
Net cash used in investing activities	(159,399)	(490,549)	(459,279)

FINANCING ACTIVITIES
Proceeds from long-term debt	130,900	126,600	659,700
Repayment of long-term debt	(14,393)	(12,055)	(427,338)
Repayment of related party loan note	-	-	(112,687)
Repayment of capital leases	(12,317)	-	(5,491)
Debt fees paid	(4,204)	(484)	(485)
Lease termination receipt	-	-	3,266
Dividends paid	(54,930)	(11)	(39,228)
Payment of fractional shares on reverse share split	(17)	-	-
Cash provided by financing activities of discontinued operations	-	141,775	141,775
Net cash provided by financing activities	45,039	255,825	219,512

Net change in cash and cash equivalents	7,108	(185,080)	(32,421)
Net change in cash balances included in held for distribution	-	61,144	61,144
Cash and cash equivalents at start of period	264,524	235,801	235,801
Cash and cash equivalents at end of period	271,632	111,865	264,524

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2016 Jan-Mar	2015 Jan-Mar	2015 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	781,937,649	635,205,000	635,205,000
Treasury shares cancelled	-	-	(17,319,898)
Cancellation of shares held by the Company prior to the Merger	-	-	(34,323,000)
Effect of reverse business acquisition	-	-	198,375,547
Effect of reverse share split	(625,551,143)	-	-
Balance at end of period	156,386,506	635,205,000	781,937,649

SHARE CAPITAL
Balance at beginning of period	781,938	635,205	635,205
Treasury shares cancelled	-	-	(17,320)
Cancellation of shares held by the Company prior to the Merger	-	-	(34,323)
Effect of reverse business acquisition	-	-	198,376
Effect of reverse share split	(625,551)	-	-
Balance at end of period	156,387	635,205	781,938

TREASURY SHARES
Balance at beginning of period	-	(50,397)	(50,397)
Shares cancelled	-	-	50,397
Balance at end of period	-	(50,397)	-

ADDITIONAL PAID IN CAPITAL
Balance at end of period	109,386	382,373	382,373
Gain attributable to change in non-controlling ownership	-	27,485	27,485
Stock dividends	-	-	(187,784)
Effect of reverse business acquisition	-	-	361,441
Transfer to contributed surplus	-	-	(474,129)
Payment for fractional shares on reverse share split	(17)	-	-
Balance at end of period	109,369	409,858	109,386

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning of period	474,129	-	-
Transfer from additional paid in capital	-	-	474,129
Effect of reverse share split	625,551	-	-
Balance at beginning and end of period	1,099,680	-	474,129

OTHER COMPREHENSIVE LOSS
Balance at beginning of period	(383)	-	-
Other comprehensive loss	(3,178)	(34)	(383)
Balance at end of period	(3,561)	(34)	(383)

RETAINED EARNINGS
Balance at beginning of period	81,212	156,399	156,399
Net income attributable to the Company	78,906	11,038	154,624
Cash dividends	(54,930)	(11)	(39,228)
Stock dividends	-	(56,476)	(190,583)
Balance at end of period	105,188	110,950	81,212

EQUITY ATTRIBUTABLE TO THE COMPANY	1,467,063	1,105,582	1,446,282

NON-CONTROLLING INTEREST
Balance at beginning of period	61	323,770	323,770
Impact of sale of shares in subsidiary	-	(27,485)	(27,485)
Net income (loss) attributable to non-controlling interest	72	(30,305)	(30,244)
Impact of de-consolidation	-	(265,980)	(265,980)
Balance at end of period	133	-	61

TOTAL EQUITY	1,467,196	1,105,582	1,446,343

FRONTLINE LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers. The Company's ordinary shares are listed on the New York Stock Exchange and the Oslo Stock Exchange.

2.	ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2015, which was filed with the Securities and Exchange Commission on March 21, 2016.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual financial statements for the year ended December 31, 2015.

3.	EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2016 Jan-Mar	2015 Jan-Mar	2015 Jan-Dec

Net income from continuing operations after non-controlling interest	78,906	56,303	255,325
Net loss from discontinued operations after non-controlling interest	-	(45,265)	(100,701)
Net income attributable to the Company	78,906	11,038	154,624

(in thousands)
Weighted average number of ordinary shares	156,387	116,712	120,082

The weighted average numbers of shares outstanding have been adjusted for the reverse business acquisition of the Company by Frontline 2012 and the 1-for-5 reverse share split that was effected in February 2016. The options issued by the Company did not have an impact on the calculation of earnings per share.

4.	NEWBUILDINGS

As of March 31, 2016, the Company's newbuilding program comprised six VLCCs, eight Suezmax tankers and ten LR2 tanker newbuildings. As of March 31, 2016, total instalments of $219 million had been paid and the remaining instalments to be paid amounted to $1,292.9 million with $527.6 million payable in 2016 and $765.2 million payable in 2017.

5.	DEBT

The Company drew down $130.9 million from its $466.5 million term loan facility in the first quarter in connection with the four LR2 tanker newbuildings, which were delivered in the three months ended March 31, 2016.

The Company has recorded debt issuance costs (i.e. deferred charges) of $7.2 million at March 31, 2016 as a direct deduction from the carrying amount of the related debt rather than as an asset following its adoption of Accounting Standards Update 2015-30 and has applied this on a retrospective basis to all prior periods presented.

6.	SHARE CAPITAL

As at December 31, 2015, the authorized share capital of the Company was $1,000,000,000 divided into 1,000,000,000 shares of a par value of $1.00 each, of which 781,937,649 shares had been issued and fully paid. A resolution was approved at the Company's Special Meeting of Shareholders on January 29, 2016 to effect a capital reorganization, with effect from February 3, 2016, for a 1-for-5 reverse stock split of the Company's ordinary shares and to reduce the Company's authorized share capital to $500,000,000 divided into 500,000,000 shares of $1.00 par value each, of which 156,386,506 shares of $1.00 par value each are in issue and fully paid or credited as fully paid. Share capital amounts in the balance sheet as of December 31, 2015 have not been restated for the 1-for-5 reverse share split.

The Company had an issued share capital at March 31, 2016 of $156,386,506 divided into 156,386,506 ordinary shares (December 31, 2015: $156,386,506 divided into 156,386,506 ordinary shares taking into account the 1-for-5 reverse stock split that was effected in February 2016).

7.	RELATED PARTY TRANSACTIONS

The Company's most significant related party transactions are with Ship Finance International Limited ("Ship Finance"), a company under the significant influence of the Company's principal shareholder, as the Company currently leases fourteen of its vessels from Ship Finance and pays Ship Finance profit share based on the earnings of these vessels. Profit share arising in the first quarter was $24.7 million, which was $3.4 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the merger with Frontline 2012.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.

8.	COMMITMENTS AND CONTINGENCIES

See Note 4.

9.	SUBSEQUENT EVENTS

In May 2016, the Company announced a cash dividend of $0.40 per share for the first quarter of 2016.

In May 2016, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built VLCC Front Vanguard. We expect the vessel to cease operating as a conventional tanker and the charter with Ship Finance is expected to terminate in the second quarter of 2016. Frontline has agreed a compensation payment to Ship Finance of approximately $0.4 million for the termination of the current charter.

In May 2016, the Company obtained commitments for up to $603.4 million new financing comprising $328.4 million in bank financing for eight newbuilding contracts and a $275.0 million senior unsecured facility from our largest shareholder. Both facilities are subject to executing final loan agreements.

In May 2016, the Company took delivery of the LR2 tanker newbuilding, Front Leopard.